UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

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of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Exhibit 1: Financial Statements of Fiscal Year of 2007 of Tongxin
           International Ltd.


-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TONGXIN INTERNATIONAL LTD.
                                          ----------------------------------
                                          (Registrant)



                                           By: /s/ William R. Herren
                                               -----------------------------
                                               Name: William R. Herren
                                               Title: Chairman and CEO



                                               /s/ Rudy Wilson
                                               -----------------------------
                                               Name: Rudy Wilson
                                               Title: COO

Date: April 30, 2008


============================================================================

Exhibit 1: Financial Statements of Fiscal Year of 2007 of Tongxin
           International Ltd.


Tongxin International Ltd. Reports Record Selected Financial Results for the Fiscal Year of 2007 - Annual Consolidated Revenue and Net Income Increased by 34.9% and 62.4% Year-Over-Year, Respectively.


NewYork, April 30, 2008/Beijing-PRNewswire-FirstCall/--Tongxin International Ltd. (OTCBB: AAAC), the largest independent supplier of Engineered
Vehicle Body Structures ("EVBS") in China, today announced selected financial results for the Year ended December 31 of 2007.

Fiscal Year 2007 Highlights:

* Record consolidated revenue of US$ 89.9 million, an increase of 34.9% year-over-year.

* Record EBITDA of US$16.8 million, and increase of 33.3% compare to 2006.

* Record net income of US$ 10.0 million, an increase of 62.4% year-over-year.

* Adjusted net income of $10,524,000 (one-time transaction fee of US$ 524,000, which is incurred for legal, audit professional fees, has been included in selling, general and administrative expenses)

"We are very pleased to report record growth for the 2007 calendar year as we continue to participate in the rapidly expanding vehicle market in China. Sales revenue for the calendar year grew by $23.3 million, a 34.9% increase from the same period of 2006. This increase in revenue was driven by increased sales to our existing customers as well as bringing on line new customers with new products. In addition, we continue to see increased value added in our product mix with more customers requesting completed cabs." stated Mr. William R. Herren, Chairman and CEO of Tongxin International Ltd.


As of the close of the deal 12,880,250 shares were outstanding.

       Summary of Selected Financial Results for Fiscal Year 2007
                    (All numbers in US$ thousands)

                                           Years Ended December 31,
                                       2007           2006     Change %
                                     ----------   -----------  ----------
Consolidated Revenues                $  89,873    $  66,605      34.9 %
Cost of Goods Sold                      69,865       51,456      35.8 %
Gross Profit                            20,008       15,149      32.1 %
Total Operating Expenses                 5,372        4,800      11.9 %
Income from Operations                  14,636       10,349      41.4 %
Net Income                              10,019        6,169      62.4 %
Depreciation/Amortization                2,122        2,220     (4.4) %



About Tongxin International Ltd.

Tongxin International, is the largest independent supplier of Engineered Vehicle Body Structures ("EVBS") in China, capable of providing products for both light, medium-sized and heavy-duty and van in addition to designing, fabricating and testing dies used to stamp automotive body panels. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels, fenders. Hunan Tongxin also manufactures complete cab structures for commercial vehicles. Tongxin International's components must meet exacting dimensions for fit and finish before they are assembled and finally painted. These capabilities enable it to participate effectively in all sectors of the automotive market including light and commercial vehicles.


Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Hunan Tongxin, Tongxin International and their combined business and revenue expectations after completion of the proposed merger. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Tongxin International and Hunan Tongxin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hunan Tongxin is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed automotive engineered vehicle body structures; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Tongxin International's filings with the Securities and Exchange Commission, and the Preliminary Proxy Statement/ Prospectus (Reg. No. 333-147086-01). The information set forth herein should be read in light of such risks. Neither Tongxin International nor Hunan Tongxin assumes any obligation to update the information noted within in this press release.

For further information, please contact:

Mr. William R. Herren
Chairman and CEO

Mr. Rudy Wilson
COO

Tel: 1-248-593-8330